Filed by Fisher Scientific International Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Fisher Scientific International Inc.
Commission File No. 333-134868
August 11, 2006
Dear Fellow Stockholder:
We have previously sent to you proxy material for the Special Meeting of Fisher Scientific International Inc. stockholders, to be held on August 30, 2006. Your Board of Directors unanimously recommends that stockholders vote FOR the proposed merger with Thermo Electron Corporation.
Since approval of the merger agreement requires the affirmative vote of a majority of outstanding shares, your vote is important, no matter how many or how few shares you may own. If you have not already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

Paul M. Montrone Chairman of the Board and Chief Executive Officer

REMEMBER:
You can vote your shares by telephone, or via the Internet.
Please follow the easy instructions on the enclosed card.
If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,
INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-888-750-5835.

Additional Information About this Transaction
In connection with the proposed merger, Thermo Electron has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (Commission File No. 333-134868) including a joint proxy statement of Thermo Electron and Fisher Scientific that also constitutes a prospectus of Thermo Electron. Thermo Electron and Fisher Scientific mailed the joint proxy statement/prospectus to their respective stockholders on or about July 25, 2006. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger because it contains important information. You may obtain a free copy of the joint proxy statement/prospectus and other related documents filed by Thermo Electron and Fisher Scientific with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other documents may also be obtained for free by accessing Thermo Electron’s website at http://www.thermo.com under the heading “About Thermo” and then under the heading “Investors” or by accessing Fisher Scientific’s website at http://www.fisherscientific.com under the tab “Investor Info.”
Participants in the Solicitation
Thermo Electron, Fisher Scientific and their respective directors and executive officers may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus filed with the SEC. You can find information about Thermo Electron’s executive officers and directors in Thermo Electron’s definitive proxy statement filed with the SEC on April 11, 2006. You can find information about Fisher Scientific’s executive officers and directors in the company’s definitive proxy statement filed with the SEC on April 6, 2006. You can obtain free copies of these documents from Thermo Electron or Fisher Scientific using the contact information above.